Exhibit 99.3
Mahindra Satyam appoints Mr. Vasant Krishnan
as Chief Financial Officer
• Durgashankar to relocate to Mahindra & Mahindra
Hyderabad, India — February 14, 2011 — Mahindra Satyam, a leading global consulting and IT services provider, is pleased to announce the appointment of Vasant Krishnan, as its new Chief Financial Officer effective 1st March, 2011. Mr. Krishnan is a Chartered Accountant with over 25 years experience and presently with Mahindra & Mahindra Limited as Sr. Vice President. He will come on board at Mahindra Satyam with effect from 1st March, 2011 in place of S. Durgashankar who will relocate to M&M.
“On behalf of the Board of Directors of Mahindra Satyam, I would like to place on record my sincere appreciation to Durgashankar for his outstanding contribution in bringing order to our financial system, in what were probably the most difficult and trying times in corporate history of India. His ability to motivate a distraught team during the crisis and complete the restatement of our accounts in a record time, speaks volumes of his efforts in rebuilding Mahindra Satyam. I wish him all the very best in his role at Mahindra & Mahindra, said Vineet Nayyar, Chairman, Mahindra Satyam. “We are very pleased to have Vasant join our management team to provide financial and strategic leadership to Mahindra Satyam. His experience will enable greater levels of transparency within the Company and help adhere to industry standards,” he further added.
Speaking on this occasion, CP Gurnani, CEO, Mahindra Satyam said, “Durgashankar was instrumental in the revival of Mahindra Satyam and helped establish systems to inculcate financial rigour and discipline, thus ensuring greater transparency in our organisation. His contribution in enabling business is well recognized and has been a key factor in arriving at conclusive decisions. We welcome Vasant, who has a wealth of experience at the group level to the Mahindra Satyam family and further strengthen our internal systems, which are needed to support our long term growth strategies.”
About Mahindra Satyam

Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd.) is a leading global business and information technology services company that leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in enterprise solutions, supply chain management, client relationship management, business intelligence, business process quality, engineering and product lifecycle management, and infrastructure services, among other key capabilities.
Mahindra Satyam is part of the $7.1 billion Mahindra Group, a global federation of companies and one of the top 10 industrial firms based in India. The Group’s interests span financial services, automotive products, trade, retail and logistics, information technology and infrastructure development.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.mahindrasatyam.com, Follow us on Twitter: http://twitter.com/mahindra_satyam
For clarifications, write to us at: MediaRelations@mahindrasatyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Mahindra Satyam undertakes no duty to update any forward-looking statements.
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